GENOMIC HEALTH, INC.
301 Penobscot Drive
Redwood City, California 94063
October 14, 2010
VIA EDGAR
John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Genomic Health, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No, 000-51541
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2010
File No. 000-51541
Dear Mr. Reynolds:
     In response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to Genomic Health, Inc. (the “Company”) dated September 30, 2010 and in furtherance of conversations with the Staff, this letter will confirm that the Company intends to respond to the Staff’s comment on or before October 28, 2010.
     Thank you for your consideration in this matter. Should you have any questions, please call the undersigned at 650.569.2290 or Gabriella Lombardi at 650.233.4670.

Sincerely,
/s/ G. Bradley Cole
G. Bradley Cole
Chief Operating Officer and Chief Financial Officer Genomic Health, Inc.

cc:	Kimberly J. Popovits, Genomic Health, Inc.
Gabriella Lombardi, Pillsbury Winthrop Shaw Pittman LLP